SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


03025545


JUN 3 0 2003

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

Commission file number: 001-13936

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BostonFed Bancorp, Inc.
17 New England Executive Park
Burlington, Massachusetts 01803

REQUIRED INFORMATION

Item 1-3. Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits:

Exhibit 23.0 Consent of KPMG LLP
Exhibit 99.0 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

FINANCIAL STATEMENTS



BOSTON FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The 401(k) Administrative Committee
Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust as of December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
June 16, 2003



BOSTON FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments, at fair value (notes 4 and 5):		
BostonFed Bancorp, Inc. common stock	$ 2,430,074	2,057,224
Short-term investments	76,310	57,896
Investment in common/collective trust funds	5,449,312	2,680,340
Participant loans receivable	175,233	135,153
Total investments	8,130,929	4,930,613
Receivables:		
Employer's contribution	24,373	11,749
Participants' contribution	53,385	39,582
Total receivables	77,758	51,331
Other assets	8,453	7,017
Total assets	8,217,140	4,988,961
Liabilities:		
Interest payable	9,540	—
Total liabilities	9,540	—
Net assets available for plan benefits	$ 8,207,600	4,988,961

See accompanying notes to financial statements.

BOSTON FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

		2002	2001
Additions to net assets attributed to:			
Contributions:			
Participants	$	752,467	547,451
Employer		210,557	161,001
Rollovers		24,040	45,163
Total contributions		987,064	753,615
Transfer from another plan (note 1)		2,548,217	—
Net (depreciation) appreciation in fair value of investments (notes 4 and 5)		(139,757)	130,241
Dividend and interest income		97,683	56,036
Interest on outstanding participant loans		9,500	8,705
Total additions		3,502,707	948,597
Deductions from net assets attributed to:			
Benefits paid to participants		(239,731)	(38,011)
Expenses		(37,508)	(23,284)
Withdrawals		(6,829)	(1,966)
Total deductions		(284,068)	(63,261)
Net increase in net assets available for plan benefits		3,218,639	885,336
Net assets available for plan benefits at beginning of plan year		4,988,961	4,103,625
Net assets available for plan benefits at end of plan year	$	8,207,600	4,988,961

See accompanying notes to financial statements.

(1) Description of Plan

The Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the Plan) is a defined contribution plan sponsored by Boston Federal Savings Bank (the Bank). The Bank is a wholly owned subsidiary of BostonFed Bancorp, Inc. (the Company). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All salaried employees become participants after the completion of one year of service and upon attainment of age 21. On November 18, 1998, the board of directors voted to allow hourly employees to be eligible to participate in the Plan effective January 1, 1999.

On July 1, 2002, the Forward Financial Company 401(k) Profit Sharing Plan (the FF Plan) was merged into the Plan. Forward Financial is a subsidiary of the Company. Assets transferred from the FF Plan totaled $2,548,217.

(b) Contributions

Participants may contribute up to 15% of their annual wages. The Bank will make a matching contribution equal to 50% of the employee's deferral not to exceed 4% of the employee's eligible compensation in the form of BostonFed Bancorp, Inc. stock.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the Bank's matching contribution and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

(d) Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants become fully vested in employer contributions plus actual earnings thereon after 3 years of service. Forfeitures are used to reduce future employer contributions.

(e) Payment of Benefits

On termination of service, a participant may elect to receive either a single lump sum amount equal to the value of his or her vested account, or the participant may elect, in lieu of a lump sum payment, to be paid in annual installments over a period of two to twenty years with the right to take, in a lump sum the vested balance of the account at any time during such payment period. If the participant's life expectancy is actuarially determined to be less than the period elected, the maximum period over which the participant can receive annual installments will be the lower payment period.

(Continued)

(f) Participant Investment Options

Each participant currently has the option of allocating contributions to any of the following investment funds. The investment funds are managed by Barclays Global Investors (BGI) and other than the employer stock fund, are part of common/collective trust funds.

The following description of employee investment participant options are contained in a document called "Investing for Your Future" provided to participants.

- *BostonFed Bancorp, Inc. Common Stock*

  Invests in shares of BostonFed Bancorp, Inc. common stock.

- *500 Stock Fund*

  A passively managed, diversified equity portfolio with the objective of simulating the performance of the Standard & Poor's (S&P) Composite Index of 500 stocks. An investment in the 500 Stock Fund provides an opportunity for investment growth generally consistent with that of widely traded common stock, but with a corresponding risk of decline in value.

- *Midcap Stock Fund*

  A passively managed, diversified portfolio of stocks with the objective of replicating the performance of the S&P Midcap Index. An investment in the Midcap Stock Fund provides an opportunity to earn higher returns which reflect the growth potential of medium sized company stocks, with an above average potential for increase or decrease in value.

- *Stable Value Fund*

  A portfolio of Guaranteed Investment Contracts (GICs) and Synthetic Guaranteed Investment Contracts (SGICs) with the objective of achieving a stable return over short to intermediate periods of time while preserving the value of the investment over time.

- *Government Money Market Fund*

  A portfolio of a broad range of high-quality, short-term instruments issued by banks, corporations, and the U.S. government and its agencies with the objective of achieving competitive, short-term rates of return while preserving principal over time.

- *Bond Market Fund*

  A portfolio of high quality treasury securities with the objective of replicating the total performance of the Lehman Brothers 20+ year Treasury Bond Index.

- *International Fund*

  A portfolio invested in over 1,000 foreign stocks in 21 countries with the objective of offering the potential return of investing in the stocks of established non-U.S. companies, as well as the potential risk-reduction of broad diversification.

(Continued)

- *Income Plus Fund*

  A portfolio with approximately 80% of its investments in a combination of stable value investments and U.S. bonds, with the balance invested in U.S. and international stocks, with the objective of preserving the value of the investment over short periods of time and offering some potential for growth.

- *Growth & Income Fund*

  A portfolio invested in U.S. domestic and international stocks, U.S. domestic bonds, and stable value investments with the objective of providing a balance between the pursuit of growth and protection from risk.

- *Growth Fund*

  A portfolio invested in primarily U.S. domestic stocks with a portion invested in international stocks with the objective of the pursuit of high growth over time. The portfolio aims to keep 80% invested in U.S. equities and the S&P 500, with the remaining 20% invested in international stocks of up to 20 economically developed countries.

- *500 Growth Stock Fund*

  A portfolio invested in most, or all of the stocks held in the S&P/BARRA Growth Index, with the objective of obtaining a diversified portfolio of large-capitalization growth stocks.

- *500 Value Stock Fund*

  A portfolio invested in most of the stocks held in the S&P/BARRA Value Index. This fund maintains a low turnover of securities, resulting in low trading costs for investors.

- *Russell 2000 Stock Fund*

  A portfolio invested in most of the stocks held in the Russell 2000 Index. The fund is intended for long-term investors seeking the potential high returns from investing in smaller U.S. companies.

- *100 Stock Fund*

  A portfolio invested in most of the stock held in the S&P 100 Index. An investment in the 100 Stock Fund provides an opportunity for investment growth generally consistent with that of widely traded common stock but with a corresponding risk of decline in value.

(g) Loans

Participants may borrow from the vested portion of their regular account or rollover account any amount between $1,000 and $50,000 (reduced by their highest outstanding loan balance(s) from the Plan during the preceding 12 months), subject to the following further limitation:

In no event may a participant borrow more than 50% of the combined vested balance of the regular account and rollover account, if any.

(Continued)

Participants may borrow only once in each calendar year from their regular account and once in each calendar year from their rollover account, if any. Each loan must be for at least $1,000. The amount of the loan will first be deducted from the taxable portion of the account, if any, and then from the after-tax contributions, if necessary.

The rate of interest for the term of the loan will be established as of the loan date, and shall be the published prime rate plus 1% as of the last Saturday of the preceding month.

The repayment period is between 1 and 15 years for loans used exclusively for the purchase of a primary residence or between 1 and 5 years for all other loans. After 12 monthly payments have been made, participants may repay the outstanding balance of the loan.

Defaults on a participant's loans during the year are treated as a distribution of the individual's account balance.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with generally accepted accounting principles and are presented on the accrual basis of accounting.

(b) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Shares of BostonFed Bancorp, Inc. common stock are recorded at fair value as determined by quoted market prices. BGI common/collective trust funds are valued on the basis of market valuations provided by independent pricing services. Units of BGI common/collective trust funds are valued on the basis of the unit value established for each fund at each valuation date. Valuation of the funds' units occurs daily. Unit values are determined by dividing the value of each fund's net assets by the number of units outstanding on the valuation date. Purchases and sales of securities are reflected on the trade date basis. Loans to participants are recorded at cost which approximates fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Benefits

Benefits are recorded when paid.

(3) Income Taxes

A determination letter was received from the Internal Revenue Service on September 24, 1998, which stated that the Plan and its underlying trust qualify under Section 401(a) of the Internal Revenue Code

(Continued)

(Code) and therefore are exempt from federal income taxes under Section 501(a) of the Code. In the opinion of the plan administrator, the Plan has continued to operate within the terms of the Plan and applicable regulations and remains qualified under the Code.

(4) Investments

The following presents investments that represent 5% or more of the Plan's net assets.

	Number of shares/units		Fair value
December 31, 2002:			
BostonFed Bancorp, Inc. common stock	91,014	$	2,430,074*
500 Stock Fund	81,042		967,630
Midcap Stock Fund	78,224		1,246,888
Bond Market Fund	40,545		697,370
Stable Value Fund	38,483		540,303
December 31, 2001:			
BostonFed Bancorp, Inc. common stock	85,362	$	2,057,224*
500 Stock Fund	63,345		969,820
Midcap Stock Fund	50,414		940,230
Stable Value Fund	19,011		252,143

* Nonparticipant-directed.

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(139,757) and $130,241, respectively, as follows:

		2002	2001
BostonFed Bancorp, Inc. common stock	$	204,143	261,633
Investment in common/collective trust funds		(343,900)	(131,392)
	$	(139,757)	130,241

(Continued)

(5) Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2002	2001
Net assets:		
BostonFed Bancorp, Inc. common stock	$ 2,430,074	2,057,224
Short-term investments	76,310	57,896
Employer's contribution	24,373	11,749
Participants' contribution	8,603	16,009
Other assets	—	6,429
Interest payable	(1,087)	—
	$ 2,538,273	2,149,307

	Year ended December 31	
	2002	2001
Changes in net assets:		
Contributions	$ 284,925	256,567
Dividend and interest income	57,466	52,495
Net appreciation	204,143	261,633
Transfer from another plan	59,846	—
Benefits paid to participants	(96,677)	(6,864)
Interest on outstanding participant loans	1,242	861
Net interfund transfers	(91,039)	(65,280)
New loans	(17,584)	(9,327)
Loan repayments	4,440	3,149
Expenses	(12,836)	(9,179)
Forfeitures	(4,960)	(640)
	$ 388,966	483,415

(6) Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of Plan termination, participants will become fully vested in their accounts.

Schedule 1

BOSTON FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of issue	(c) Number of shares/units/ interest rates description of investment	(d) Cost#	(e) Fair value
*	BostonFed Bancorp, Inc. common stock	91,014	$ 1,486,022	2,430,074
	Short-term investments		76,310	76,310
	Barclay Global Investors:			
	500 Stock Fund	81,042		967,630
	Stable Value Fund	38,483		540,303
	Midcap Stock Fund	78,224		1,246,888
	Government Money Market Fund	392,714		392,714
	Bond Market Fund	40,545		697,370
	International Fund	15,175		194,685
	Income Plus Fund	6,456		83,286
	Growth & Income Fund	11,126		130,851
	Growth Fund	11,194		115,080
	500 Value Stock Fund	47,949		382,635
	500 Growth Stock Fund	60,001		392,407
	Russell 2000 Stock Fund	32,739		304,801
	100 Stock Fund	192		662
*	Participant loans receivable	5.75% – 6.00%**		175,233
			$ 1,562,332	8,130,929

* Party-in-interest.

** Loans granted to plan participants, varying maturities and interest rates secured by, at minimum 50% of vested account balances.

As permitted by DOL regulation, cost shown only for nonparticipant-directed investments.

See accompanying independent auditors' report.

Schedule 2

BOSTON FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2002

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Cost of asset	(f) Fair value of asset on transaction date	(g) Realized gain
* BostonFed Bancorp, Inc.	Common stock	$ 260,215	—	260,215	260,215	—
* BostonFed Bancorp, Inc.	Short-term investments	482,397	463,983	463,983	463,983	—

* Represents a party-in-interest.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2003

Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust

By: 

David P. Conley
Plan Administrator

00224562.WPD

Exhibit 23.0
Consent of KPMG LLP

Exhibit 23

Independent Auditors' Consent

The Board of Directors
BostonFed Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-70313) of BostonFed Bancorp, Inc. and subsidiaries of our report, dated June 16, 2003, relating to the statements of net assets available for plan benefits of Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 2002, and the supplemental schedules of assets (held at end of year) and reportable transactions, which report appears in the December 31, 2002 Annual Report on Form 11-K of Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust.

KPMG LLP

Boston, Massachusetts
June 26, 2003

Exhibit 99.0
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.0

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Each of the undersigned officers of BostonFed Bancorp, Inc., a Delaware corporation (the "Company"), does hereby certify to such officer's knowledge that:

The Annual Report on Form 11-K for the year ended December 31, 2002 (the "Form 11-K") of Boston Federal Savings Bank Employee's Savings and Profit Sharing Plan and Trust (the "Plan") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Date: June 30, 2003



David P. Conley
President of Boston Federal Savings Bank
and Plan Administrator

Date: June 30, 2003



John A. Simas
Chief Financial Officer, Executive Vice
President and Secretary
(principal financial officer) of Boston
Federal Savings Bank